Meritage Homes Corporation

178521 North 85th Street

Suite 300

Scottsdale, Arizona 85255

May 6, 2009

Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Meritage Homes Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 1-9977

Dear Mr. O’Brien

On behalf of Meritage Homes Corporation. (the “Company”) we are submitting this letter in response to the comment received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) by letter dated May 5, 2009 (the “Comment Letter”) with respect to the filing referenced above.  We have reviewed the questions in your Comment Letter and have provided the attached responses.  For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.

Note 1 — Business and Summary of Significant Accounting Policies, page 49

Warranty, page 53

1.   Please revise your presentation of your warranty reserve rollforward to present the line items required by paragraph 14 of FIN 45 in future filings.  Specifically, please separately present the additions related to warranties issued during the reporting period and additions related to preexisting warranties.

Response

The Company acknowledges the Staff’s comment and will make the requested change to its warranty reserve forward in future filings commencing with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

2.             We note that there have been issued identified with homes built in Florida regarding the use of Chinese-made drywall.  We further note that Larry Seay confirmed during the first quarter of fiscal year 2009 earnings conference call your exposure at the time of the call was 150 homes.  Please confirm to us that you have determined it to be remote that this loss contingency will have a material impact to your consolidated financial statements including the factors you considered in reaching this conclusion.  Refer to paragraphs 8-10 of SFAS 5 for guidance.  Otherwise, please disclose the following in future filings, at a minimum:

•      the number of homes that are at-risk for having Chinese-made drywall;

•      the number of homes that are confirmed to have Chinese-made drywall;

•      the amount accrued as of December 31, 2008 and March 31, 2009;

•      the amount or range of reasonably possible loss as of December 31, 2008 and March 31, 2009; and

•      if you have been included as a defendant and/or responsible party to any lawsuits.

Please provide us with the disclosures you intend to include in future filings, as appropriate.  Please also tell us when you learned of the issues associated with the Chinese-made drywall, including your consideration of the guidance in paragraph 11 of SFAS 5 and AU Section 560 for the preparation of your fiscal year 2008 Form 10-K.

Response

In response to the Staff’s comment, the Company will modify its future filings to provide the additional disclosures requested about Chinese drywall.  Specifically, in its first quarter 2009 Form 10-Q, the Company intends to add the following disclosures to (i) its Warranty Reserves footnote and (ii) update its Risk Factor pertaining to warranty reserves, in each case to discuss the Chinese drywall situation:

Warranty Disclosure:

Warranty reserves are included in accrued liabilities on the accompanying condensed consolidated balance sheets, and additions to the reserves are included in cost of sales within the accompanying condensed consolidated statements of operations.

There has recently been publicity about homes constructed with allegedly defective drywall manufactured in China (referred to herein as “Chinese drywall”).  During the first quarter of 2009, we became aware (from customer inquiries) that a limited number of the homes we constructed in the Ft. Myers, Florida area between 2005 and 2008 may be exhibiting symptoms typical of the potentially problematic Chinese drywall.  As of April 30, 2009, Meritage has not been included as a defendant in any lawsuit pertaining to Chinese drywall, although it is possible that we may in the future be subject to such litigation.

Since commencing operations in the Ft. Myers area in February 2005 and continuing through April 30, 2009, we have constructed approximately 700 homes in that market.  Based on our warranty claims received to date for symptoms typical of Chinese drywall, it currently appears that only homes constructed by us in the Ft. Myers area in late 2006 through 2008, approximately 150 homes, may be impacted.  Of this small population of approximately 150 previously-constructed homes, we believe that only a limited number of those appear to have construction issues typical of homes that were constructed with Chinese drywall. Based on our investigation to date, we do not believe Chinese drywall was used in homes constructed by us in other areas of Florida or in our other markets.

The above established reserves represent reserves for post-construction warranties and defects for closed homes which occur during the applicable warranty periods.  These reserves are intended to cover costs associated with our contractual and statutory warranty obligations, which include, among other items, claims involving defective construction or defective construction materials.  Of the total reserves of $27.5 million at March 31, 2009, approximately $21.9 million of that reserve is identified as covering construction defect warranty claims arising in years 2 through 10 of post-closing periods.  As of March 31, 2009, we have not established any reserves specifically associated with Chinese drywall.  We maintain general liability insurance, subject to a self-insured retention obligation that we believe should cover a portion of our ultimate Chinese drywall exposure, if any.

We are currently unable to reasonably estimate our possible loss or exposure relating to Chinese drywall because, among other reasons: determining the number of homes that contain potentially problematic Chinese drywall is difficult; we did not directly purchase the drywall materials used to construct our Ft. Myers area homes, rather, our subcontractors purchased and provided such construction materials; the possible means and related costs to remedy any defective conditions is still being evaluated; homes containing Chinese drywall seem to be exhibiting different levels of symptoms attributed to Chinese drywall and may dictate different remedial efforts; the group of other potentially responsible parties, including, but not limited to, manufacturers, subcontractors, retailers, wholesalers, distributors, and their legal obligations for the problem and remedy, together with their financial resources, have not been determined; and the extent of our insurance coverage for Chinese drywall related costs and claims is still being determined.

The outcome of our investigation and analysis may result in additional warranty reserves; however, we do not currently expect the total charge to have a material adverse effect to our operations as we believe our exposure is limited due to the relatively limited number of our homes that appear to be impacted and our existing warranty reserves and available insurance.

Risk Factors Disclosure:

There has recently been publicity about homes constructed with allegedly defective drywall manufactured in China (referred to as “Chinese drywall”).  During the first quarter of 2009, we became aware (from customer inquiries) that a limited number of the homes we constructed in the Ft. Myers, Florida area between 2005 and 2008 may be exhibiting symptoms typical of the potentially problematic Chinese drywall.  We are continuing our investigation into the nature and scope of the issues related to the Chinese drywall and the possible means and related costs to remedy any potentially defective conditions.  Although we have accrued reserves for post-construction warranties and defects for closed homes, which are intended to cover, among others, claims involving defective construction or defective construction materials, and we maintain general liability insurance, subject to a self-insured retention obligation, we are unable at this time to reasonably estimate our possible loss or exposure relating to Chinese drywall.  We are unable to reasonably estimate our possible loss or exposure because, among other reasons: determining the number of homes that contain potentially problematic Chinese drywall is difficult; we did not directly purchase the drywall materials used to construct our Ft. Myers area homes, rather, our subcontractors purchased and provided such construction materials; the possible means and related costs to remedy any defective conditions is still being evaluated; homes containing Chinese drywall seem to be exhibiting different levels of symptoms attributed to Chinese drywall and may dictate different remedial efforts; the group of other potentially responsible parties, including, but not limited to, manufacturers, subcontractors, retailers, wholesalers, distributors, and their legal obligations for the problem and remedy, together with their financial resources, have not been determined; and the extent of our insurance coverage for Chinese drywall related costs and claims is still being determined.

If and to the extent the scope of the Chinese drywall issue proves to be significantly greater than we currently anticipate, or in the event the cost to remedy or respond to issues related to Chinese drywall is significantly greater than we anticipate, or if it is determined that our existing warranty reserves together with our insurance are not sufficient to cover claims, losses or other issues related to the Chinese drywall, we could incur costs or liabilities related to this issue that could have a material adverse effect on our results of operations, financial position and cash flows.

Based on the uncertainties described in the proposed disclosures set forth below, the Company is not currently able to reasonably estimate its potential loss as required by SFAS 5 and therefore has not recorded any additional reserves (in excess of our existing general warranty reserves).  The Company believes the enhanced disclosures to be included in its Warranty Reserves footnote, however, adequately disclose the potential contingency as dictated by SFAS 5.

We acknowledge that:

1.     The Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3.     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at 480.515.8003.

Sincerely,

/s/ Larry W. Seay, Executive Vice President, Chief Accounting Officer and Chief Financial Officer